As confidentially submitted to the Securities and Exchange Commission on October 22, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ERNEXA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	31-1103425
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

(617) 798-6700

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Sanjeev Luther

President and Chief Executive Officer

Ernexa Therapeutics Inc.

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

(617) 798-6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph M. Lucosky, Esq. Lawrence Metelitsa, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, New Jersey 08830 (732) 395-4400	Stephen E. Older, Esq. Carly E. Ginley, Esq. McGuireWoods LLP 1251 Avenue of the Americas, 20th floor New York, New York 10020 (212) 548-2100

Approximate date of commencement of proposed sale to the public: From time to time after the date this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [*], 2025

Ernexa Therapeutics Inc.

Up to [*] Shares of Common Stock

Up to [*] Pre-Funded Warrants to Purchase [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Pre-Funded Warrants

Up to [*] Shares of Common Stock Issuable to the Placement Agent

We are offering on a best-efforts basis up to [*] shares of our common stock, par value $0.005, or the Common Stock, based on an assumed offering price of $ [*], which was the closing price of our Common Stock on The Nasdaq Capital Market (“Nasdaq”) on [*], 2025.

We are also offering to certain purchasers whose purchase of shares of Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, pre-funded warrants, in lieu of shares of Common Stock that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock. The public offering price of each pre-funded warrant will be equal to the price at which one share of Common Stock is sold to the public in this offering, minus $[*], and the exercise price of each pre-funded warrant will be $[*] per share. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis.

We have engaged Brookline Capital Markets, a division of Arcadia Securities, LLC, as exclusive placement agent (“Brookline,” or the “Placement Agent”), to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering, and the Placement Agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the Placement Agent the placement agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus.

In addition to the cash compensation described elsewhere in this prospectus, we have agreed to issue to the Placement Agent or its designees, as additional compensation, up to [*] shares of our Common Stock, which is equal to 1.5% of the aggregate number of securities sold in this offering, or, if applicable, 1.5% of the aggregate number of shares of common stock of Company (measured on a fully-diluted basis) into which such securities convert or are exercisable according to their terms, provided that with respect to sales to certain existing investors, such percentage shall be 0.5%. These shares are referred to herein as the “Agent’s Shares.” The Agent’s Shares have been deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and will be subject to a 180-day lock-up period from the commencement of sales of securities in this offering pursuant to FINRA Rule 5110(e)(1)(A). See “Plan of Distribution” for additional information.

The securities will be offered at a fixed price and are expected to be issued in a single closing. The offering will terminate on [*], 2025, unless (i) the closing occurs prior thereto or (ii) we decide to terminate the offering prior thereto (which we may do at any time in our discretion). Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. We expect that the closing of the offering will occur one trading day after we price the securities offered hereby. When we price the securities, we will simultaneously enter into securities purchase agreements relating to the offering with those investors who so choose. The offering will settle delivery versus payment (“DVP”)/receipt versus payment (“RVP”). That is, on the closing date, we will issue the shares of Common Stock directly to the account(s) at the Placement Agent identified by each purchaser; upon receipt of such shares, the Placement Agent shall promptly electronically deliver such shares to the applicable purchaser, and payment therefor shall be made by the Placement Agent (or its clearing firm) by wire transfer to us.

While the offering is ongoing, investors may submit subscription agreements to the Placement Agent. Subscriptions are irrevocable, and subscribers cannot withdraw their funds during the offering period. See the section titled “Plan of Distribution” for more details about the offering, the process of subscriptions and the subscription agreements.

Because this is a best-efforts offering, the Placement Agent does not have an obligation to purchase any securities, and, as a result, there is a possibility that we may not be able to sell the securities. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See the section titled “Risk Factors” for more information.

Our Common Stock is listed on Nasdaq under the symbol “ERNA.” On [*], 2025, the last reported sale price of our Common Stock on Nasdaq was $[*] per share. The actual public offering price per share of Common Stock and per pre-funded warrant will be determined between us, the Placement Agent and the investors in this offering at the time of pricing, and may be at a discount to the current market price for our Common Stock. Therefore, the recent market price used throughout this preliminary prospectus as an assumed per share offering price may not be indicative of the final offering price. There is no established public trading market for the pre-funded warrants, and we do not expect such a market to develop. Without an active trading market, the liquidity of the pre-funded warrants will be limited. In addition, we do not intend to list the pre-funded warrants on Nasdaq, any other national securities exchange or any other trading system.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus, as described beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price(1)	$	$	$
Placement agent fees(2)(3)	$	$	$
Proceeds to us, before expenses(4)	$	$	$

(1)	The public offering price is $[*] per share of Common Stock and $[*] per pre-funded warrant. See “Plan of Distribution” for additional disclosure regarding compensation payable to the Placement Agent.

(2)

Represents a cash fee equal to seven and a half percent (7.5%) of the aggregate purchase price paid by investors in this offering, provided that the Placement Agent will instead receive a fee of one and a half percent (1.5%) with respect to sales to certain existing investors. We have also agreed to reimburse the Placement Agent for its accountable offering-related legal expenses in an amount up to $90,000. See “Plan of Distribution.”

Because there is no minimum number of securities or amount of proceeds required as a condition to closing of this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. See “Plan of Distribution” for more information.

(3)	In addition to the cash compensation described elsewhere in this prospectus, we have agreed to issue to the Placement Agent or its designees, as additional compensation, Agent’s Shares equal to 1.5% of the aggregate number of securities sold in this offering, or, if applicable, 1.5% of the aggregate number of shares of common stock of Company (measured on a fully-diluted basis) into which such securities convert or are exercisable according to their terms, provided that with respect to sales to certain existing investors, such percentage shall be 0.5%. The Agent’s Shares will be subject to a six-month lock-up period following the closing of this offering and will not be redeemable by us. See “Plan of Distribution” for additional information.

(4)	Does not include proceeds from the exercise of the pre-funded warrants in cash, if any.

Delivery of the securities is expected to be made on or about                 , 2025.

Exclusive Placement Agent

Brookline Capital Markets

a division of Arcadia Securities, LLC

The date of this prospectus is            , 2025

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ABOUT THIS PROSPECTUS

Neither we nor the Placement Agent have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information in this prospectus is accurate only as of the date on the cover of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

We urge you to carefully read this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find Additional Information.”

Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction. See “Plan of Distribution” for additional information on these restrictions.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “Ernexa,” “Company,” “we,” “us” and “our” or similar references to refer to Ernexa Therapeutics Inc., a Delaware corporation, together with its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “anticipate,” “aim,” “believe,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “poise,” “project,” “potential,” “suggest,” “should,” “strategy,” “target,” “will,” “would,” and similar expressions or phrases, or the negative of those expressions or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus and incorporated by reference into this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The section in this prospectus entitled “Risk Factors” and the sections in our periodic reports, including the Annual Report on Form 10-K for the year ended December 31, 2024 filed with the Securities and Exchange Commission, or the SEC, on March 12, 2025 entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other sections in this prospectus and the documents or reports incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences.

Please consider our forward-looking statements in light of those risks as you read this prospectus and the documents incorporated by reference into this prospectus. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should not assume that the information contained in this prospectus is accurate as of any date other than as of the date of this prospectus, or that any information incorporated by reference into this prospectus is accurate as of any date other than the date of the document so incorporated by reference. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Note. Before purchasing any shares of Common Stock, you should consider carefully all of the factors set forth or referred to in this prospectus and the documents incorporated by reference that could cause actual results to differ.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We have included important factors in the cautionary statements included in this document, particularly in the section titled “Risk Factors” of this prospectus that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. You should read this prospectus and the documents that we have filed as exhibits to this prospectus and incorporated by reference herein completely and with the understanding that our actual future results may be materially different from the plans, intentions and expectations disclosed in the forward-looking statements we make. The forward-looking statements contained in this prospectus are made as of the date of this prospectus and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before deciding to invest in our securities. Before you decide to invest in our securities, you should read this entire prospectus carefully and the documents incorporated by reference herein, including the information included under the heading titled “Risk Factors.” Unless we specify otherwise, all references in this prospectus to “Ernexa,” “we,” “our,” “us” and “our company” refer to Ernexa Therapeutics Inc.

The Company

We are a preclinical-stage synthetic allogeneic iMSC therapy company. iMSCs are induced pluripotent stem cell (“iPSC”)-derived mesenchymal stem cells. We envision a future where cell therapies powered by synthetic iMSCs can offer new options for patients with limited treatment paths and our mission is to transform the treatment of cancer and autoimmune disease by developing scalable, affordable, off-the-shelf cell therapies that restore hope.

Our lead product candidate ERNA-101 is allogenic IL-7 and IL-15-secreting iMSCs. ERNA-101 capitalizes on the intrinsic tumor-homing ability of MSCs to slip through the tumor’s defenses and to deliver potent pro-inflammatory factors directly to the tumor microenvironment (“TME”), limiting systemic exposure and potential toxicity while potentially unleashing potent anti-cancer immune responses including enhancement of T-cell anti-tumor activity. Our initial focus is to develop ERNA-101 in platinum-resistant, ovarian cancer. We collaborated with the University of Texas MD Anderson Cancer Center to investigate the ability of ERNA-101 to induce and modulate antitumor immunity in an ovarian cancer model. In preclinical study, ERNA-101 exhibited reduction of tumor growth and statistically significant survival advantage in the ovarian cancer model as compared to the control group. We expect to complete the Investigational New Drug (“IND”) enabling studies and IND submission by 2026 and to subsequently enter a Phase I investigator sponsored clinical trial in the same year.

We are also investigating anti-inflammatory cytokine (e.g. IL-10)-secreting iMSCs in inflammatory/auto-immune disorders like rheumatoid arthritis, which we refer to as ERNA-201. MSCs have an intrinsic ability to home to inflamed tissue and have been shown to dampen inflammation and drive/healing/regeneration through multiple secreted mediators and cell-cell interactions. We are investigating the ability of ERNA-201 to turbocharge these anti-inflammatory and regenerative effects.

Additionally, to expand our developmental opportunities and raise non-dilutive capital, we are actively seeking strategic partnerships to co-develop or out-license therapeutic assets and engage with potential collaborators, and we are currently applying for research grants, some of which will be used for research conducted at our Texas subsidiary, Ernexa TX2, Inc.

Recent Developments

Amendments to Restated Articles of Incorporation, as Amended

Effective June 2, 2025, we filed a certificate of amendment to our Restated Certificate of Incorporation, as amended, (the “Amended COI”) with the Secretary of State of Delaware to increase the authorized shares of our common stock from 100 million to 150 million (the “Authorized Shares Amendment”).

Also effective June 2, 2025, we filed a certificate of amendment to our Amended COI with the Secretary of State of Delaware to allow for action required or permitted to be taken by our stockholders to be effected by written consent of such stockholders in addition to duly called annual or special meetings of such stockholders (the “Written Consent Amendment”)

On June 10, 2025, we filed a certificate of amendment to our Amended COI with the Secretary of State of Delaware to effect a reverse stock split of our common stock at a ratio of 1-for-15 effective at 12:01 a.m. (the “Reverse Stock Split”). Upon the effectiveness of the Reverse Stock Split, every fifteen shares of the issued and outstanding common stock were automatically combined and reclassified into one issued and outstanding share of common stock. The Reverse Stock Split did not alter the par value of the common stock, and the number of authorized shares of common stock remains unchanged at 150 million. No fractional shares were issued in connection with the Reverse Stock Split, and no cash or other consideration was paid in connection with any fractional shares. Stockholders who otherwise would have held a fractional share after giving effect to the Reverse Stock Split instead owned one whole share of the post-reverse stock split common stock. We issued an aggregate of 153 shares for rounding up fractional shares to whole shares.

2

Unless otherwise indicated, all share and per share data in this prospectus have been adjusted for all periods presented to reflect the Reverse Stock Split.

The Authorized Shares Amendment, Written Consent Amendment, and Reverse Stock Split Amendment were approved by our stockholders at our 2025 Annual Meeting of Stockholders on June 2, 2025 (the “2025 Annual Meeting”).

Private Placement of Equity

On March 31, 2025, we entered into a securities purchase agreement (the “SPA”) with certain accredited investors and a related registration rights agreement. Pursuant to the SPA, we agreed to issue and sell to the investors, and the investors agreed to purchase, in a private placement, an aggregate of approximately 4,621,000 shares of common stock at a purchase price of $1.569 per share (or pre-funded warrants in lieu of common stock at a purchase price of $1.494 per pre-funded warrant). The pre-funded warrants will be exercisable until exercised in full at a nominal exercise of $0.075 per share and may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.99% or 9.99%, as applicable, of our outstanding common stock.

Upon the initial closing of the SPA on April 2, 2025, we sold to the investors an aggregate of approximately 662,000 shares of common stock and 34,000 pre-funded warrants (such shares, including the shares underlying the pre-funded warrants equal to 19.99% of our outstanding shares as of March 31, 2025). Following stockholder approval at the 2025 Annual Meeting, on June 9, 2025, we sold to the investors an aggregate of approximately 3,182,000 shares of common stock and 622,000 pre-funded warrants, and on June 27, 2025, we sold the remaining approximately 121,000 shares of common stock. The Company raised approximately $7.2 million in gross proceeds under the SPA.

Corporate Information

We were incorporated under the laws of Delaware in 1984. We changed our name from our initial name Alroy Industries, Inc. to NTN Communications, Inc. in 1985, to NTN Buzztime, Inc. in 2005, to Brooklyn ImmunoTherapeutics, Inc. in 2021, to Eterna Therapeutics Inc. on October 17, 2022 and to Ernexa Therapeutics Inc. on March 26, 2025.

Our principal executive offices are located at 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts 02141, and our phone number is (617) 798-6700. We maintain a website at www.ernexatx.com. Information contained on, or accessible through, our website is not a part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Implications of Being a Smaller Reporting Company

We qualify as a “smaller reporting company,” as defined in the Exchange Act, which allows us to take advantage of certain exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

In this prospectus and the documents incorporated by reference, we have taken advantage of certain of the reduced reporting requirements as a result of being a smaller reporting company. Accordingly, the information contained or incorporated by reference herein may be different than the information you receive from other public companies in which you hold equity securities.

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The Offering

Share information presented below and in this prospectus reflects the 1-for-15 2025 Reverse Stock Split of our Common Stock, which was effected on June 12, 2025.

Securities offered by us:	Up to [*] shares of Common Stock, or pre-funded warrants to purchase shares of Common Stock on a “reasonable best efforts” basis. This prospectus also relates to the offering of the shares of Common Stock issuable upon exercise of the pre-funded warrants and the issuance of the Agent’s Shares to the Placement Agent. For more information regarding the pre-funded warrants and the Agent’s Shares, you should carefully read the section titled “Description of Securities to be Registered” in this prospectus.

Pre-funded warrants offered by us in this offering	We are also offering to each purchaser whose purchase of shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants (each pre-funded warrant to purchase one share of our Common Stock) in lieu of shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding Common Stock (or, at the election of the purchaser, 9.99%). The purchase price of each pre-funded warrant will equal the price at which one share of Common Stock is being sold to the public in this offering, minus $[*], and the exercise price of each pre-funded warrant will be $[*] per share. The pre-funded warrants will be exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each pre-funded warrant we sell, the number of shares we are offering will be decreased on a one-for-one basis.

Agent’s Shares	We are also offering up to [*] shares of Common Stock of Agent’s Shares, which we have agreed to issue to the Placement Agent or its designees, as additional compensation in connection with this offering. The number of shares of Common Stock issuable as Agent’s Shares is equal to 1.5% of the aggregate number of securities sold in this offering, or, if applicable, 1.5% of the aggregate number of shares of common stock of Company (measured on a fully-diluted basis) into which such securities convert or are exercisable according to their terms, provided that for securities sold to certain existing investors, the percentage shall be 0.5%. The Agent’s Shares are being registered as part of this offering and will be issued upon the closing of the offering. The Agent’s Shares have been deemed compensation by FINRA and will be subject to a 180-day lock-up period from the commencement of sales of securities in this offering pursuant to FINRA Rule 5110(e)(1)(A). We will not receive any proceeds from the issuance of the Agent’s Shares.

Reasonable Best Efforts Offering	We have agreed to issue and sell the securities offered hereby to the purchasers through the Placement Agent. The Placement Agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but will use their reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” beginning on page 25 of this prospectus.

Common stock to be outstanding after this offering	[*] shares (assuming all of the securities we are offering under this prospectus are sold, except assuming no sale of pre-funded warrants, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis.)

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Use of proceeds

Assuming all of the securities we are offering under this prospectus are sold at an assumed public offering price of $[*], we estimate that we will receive approximately $[*] in net proceeds from this offering, after deducting the estimated placement agent fees and estimated offering expenses. However, this is a reasonable best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of the securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds. We will not receive any proceeds from the issuance of the Agent’s Shares.

We currently intend to use the net proceeds from this offering primarily for product development and IND filing purposes, and general working capital purposes. See “Use of Proceeds” for additional information.

Lock-Up

Our directors and officers have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Common Stock or securities convertible into or exercisable or exchangeable for our Common Stock for a period of 90 days after the completion of this offering. See “Plan of Distribution” for more information.

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our Common Stock.

Nasdaq symbol	Our Common Stock is listed on The Nasdaq Capital Market under the symbol “ERNA.”

Except as otherwise indicated, the number of shares of Common Stock to be outstanding immediately after this offering is based on 7,848,889 shares of our Common Stock outstanding as of October 21, 2025, and excludes, in each case as of October 21, 2025:

●	304,961 shares of Common Stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $19.20 per share;

●	32,301 shares of Common Stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $411.74 per share;

●	383,051 shares of Common Stock issuable upon the exercise of pre-funded warrants outstanding at a weighted average exercise price of $0.075 per share;

●	4,807 shares of Common Stock issuable upon conversion of our Series A Preferred Stock;

●	4,758 shares of Common Stock reserved for future issuance under the 2021 Inducement Stock Incentive Plan;

●	23,481 shares of Common Stock reserved for future issuance under the Restated 2020 Stock Incentive Plan; and

●	[*] shares of Common Stock issuable upon exercise of the pre-funded warrants offered in this offering.

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RISK FACTORS

Our business, results of operations and financial condition and the industry in which we operate are subject to various risks. Accordingly, investing in our securities involves a high degree of risk. This prospectus does not describe all of those risks. You should consider the risk factors described in this prospectus below, as well as those described under the caption “Risk Factors” in the documents incorporated by reference herein, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2025 and June 30, 2025, together with the other information contained or incorporated by reference in this prospectus.

We have described below and in the documents incorporated by reference herein the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. New risks may emerge from time to time, and it is not possible for us to predict all potential risks or to assess the likely impact of all risks. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to this Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. Our failure to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our shares of Common Stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

This is a reasonable best-efforts offering, with no minimum amount of securities required to be sold, and we may sell fewer than all of the securities offered hereby.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering, and there can be no assurance that the offering contemplated hereby will ultimately be consummated. Even if we sell securities offered hereby, because there is no minimum offering amount required as a condition to closing of this offering, the actual offering amount is not presently determinable and may be substantially less than the maximum amount set forth on the cover page of this prospectus. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Because there is no minimum required for the offering to close, investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business goals outlined in this prospectus.

We have not specified a minimum offering amount in connection with this offering. Because there is no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Further, because there is no minimum investment amount, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. Investor funds will not be returned under any circumstances whether during or after the offering.

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If the price of our Common Stock fluctuates significantly, your investment could lose value.

Although our Common Stock is listed on The Nasdaq Capital Market, we cannot assure you that an active public market will continue for our Common Stock. If an active public market for our Common Stock does not continue, the trading price and liquidity of our Common Stock will be materially and adversely affected. If there is a thin trading market or “float” for our stock, the market price for our Common Stock may fluctuate significantly more than the stock market as a whole. Without a large float, our Common Stock would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our Common Stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of our Common Stock could fluctuate widely in response to several factors, including:

●	our quarterly or annual operating results;

●	changes in our earnings estimates;

●	investment recommendations by securities analysts following our business or our industry;

●	additions or departures of key personnel;

●	our failure to achieve operating results consistent with securities analysts’ projections; and

●	changes in industry, general market or economic conditions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our Common Stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

We do not intend to pay dividends on our Common Stock, so any returns will be limited to increases, if any, in our stock’s value. Your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our Common Stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Any return to stockholders will therefore be limited to the appreciation in the value of their stock, if any.

There is no public market for the pre-funded warrants to purchase shares of our Common Stock being offered by us in this offering.

There is no established public trading market for the pre-funded warrants to purchase shares of our Common Stock that are being offered as part of this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants on any national securities exchange or other nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the pre-funded warrants will be limited.

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The pre-funded warrants are speculative in nature.

The pre-funded warrants offered hereby do not confer any rights of Common Stock ownership on their holders, such as voting rights, but rather merely represent the right to acquire shares of our Common Stock at a fixed price. Specifically, commencing on the date of issuance, holders of the pre-funded warrants may exercise their right to acquire the shares of our Common Stock upon the payment of an exercise price of $[*] per share in the case of pre-funded warrants. Moreover, following this offering, the market value of the pre-funded warrants is uncertain and there can be no assurance that the market value of the pre-funded warrants will equal or exceed their imputed public offering prices. Furthermore, each pre-funded warrant will not expire until it has been exercised in full. There is no established public trading market for pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the pre-funded warrants will be limited.

Holders of the pre-funded warrants will have no rights as a common stockholder until they acquire shares of our Common Stock.

The pre-funded warrants in this offering do not confer any rights of share ownership on their holders, but rather merely represent the right to acquire shares of our common stock at a fixed price. Until holders of the pre-funded warrants acquire shares of our common stock upon exercise of the pre-funded warrants, holders of pre-funded warrants will have no rights with respect to our shares of common stock underlying such pre-funded warrants.

Provisions of the pre-funded warrants offered by this prospectus could discourage an acquisition of us by a third party.

In addition to the provisions of our certificate of incorporation, as amended and our second amended and restated bylaws, certain provisions of the pre-funded warrants offered by this prospectus could make it more difficult or expensive for a third party to acquire us. The pre-funded warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the pre-funded warrants, as applicable. These and other provisions of the pre-funded warrants offered by this prospectus could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

We may not receive any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant may be exercised by way of a cashless exercise under certain circumstances, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we may not receive any additional funds upon the exercise of the pre-funded warrants.

If we sell Common Stock or preferred stock in the future, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time-to-time issue additional shares of Common Stock or preferred stock at a discount from the current trading price of our Common Stock. As a result, our stockholders could experience immediate dilution upon the purchase of any shares sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, Common Stock or preferred stock. If we issue Common Stock or securities convertible into Common Stock, the holders of our Common Stock could experience additional dilution and, as a result, our stock price may decline.

In addition, to the extent that any outstanding warrants or options are exercised, new options or restricted stock units are issued under our equity incentive plans, or we otherwise issue additional shares of Common Stock in the future, at a price less than the public offering price, our stockholders could experience dilution.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of securities; (ii) agreement to not enter into any financings for 90 days from closing ; and (iii) indemnification for breach of contract.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[*] (assuming the sale of the maximum number of securities offered hereby), based upon an assumed public offering price of $[*] per share (which is the last reported sale price of our Common Stock on The Nasdaq Capital Market on [*], 2025), after deducting the estimated placement agent fees and estimated offering expenses payable by us and assuming no issuance of any pre-funded warrants. However, because this is a reasonable best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, the actual offering amount, placement agent fees, and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus, and we may not sell all or any of the securities we are offering. As a result, we may receive significantly less in net proceeds. Based on the assumed offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50%, and 25% of the securities offered in this offering would be approximately $[*], $[*], and $[*], respectively, after deducting the estimated placement agent fees and estimated offering expenses payable by us, and assuming no issuance of any pre-funded warrants.

Each $0.25 increase (decrease) in the assumed public offering price of $[*] per share (which is the last reported sale price of our Common Stock on Nasdaq on [*], 2025) would increase (decrease) the net proceeds to us from this offering by approximately $[*], assuming the number of securities offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated offering expenses payable by us and assuming no exercise of the pre-funded warrants. Each 100,000 share increase (decrease) in the number of securities offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $[*], assuming that the price per unit for the offering remains at $[*] (which is the last reported sale price of our Common Stock on Nasdaq on [*], 2025), and after deducting the estimated offering expenses payable by us and assuming no exercise of the pre-funded warrants included in the securities in the offering.

We currently intend to use the net proceeds from this offering primarily for product development and IND filing expenses, and general working capital purposes.

We will not receive any proceeds from the issuance of the Agent’s Shares.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of the offering. However, our management will have significant flexibility and discretion in the timing and application of the net proceeds of the offering. Unforeseen events or changed business conditions may result in application of the proceeds of the offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from the offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, investment-grade, interest-bearing instruments and U.S. government securities.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock, and we do not currently intend to pay any cash dividends on our Common Stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our Common Stock will be at the discretion of our board of directors and will depend on, among other factors, the terms of any outstanding preferred stock, our results of operations, financial condition, capital requirements and contractual restrictions.

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DILUTION

If you invest in shares of our Common Stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our Common Stock and the as adjusted net tangible book value per share of our Common Stock immediately after this offering.

Dilution results from the fact that the public offering price per share is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding shares of Common Stock. We calculate net tangible book value per share by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

Our historical net tangible book value deficit as of June 30, 2025 was approximately $2.4 million, or $0.32 per share. Our historical net tangible book value deficit is the amount of our total tangible assets less our total liabilities. Historical net tangible book value deficit per share represents our historical net tangible book value deficit divided by the 7,482,640 shares of our Common Stock outstanding as of June 30, 2025.

Our pro forma net tangible book value as of June 30, 2025 was approximately $[*] million, or $[*] per share. Pro forma net tangible book value represents the amount of our tangible book value as adjusted to take into account (i) the issuance of [*] shares of common stock and [*] pre-funded warrants at an offering price of $ [*] per Share, less $[*] per pre-funded warrant, for net proceeds of $[*] million; (ii) the issuance of [*] shares of Common Stock upon exercise of the pre-funded warrants; (iii) the issuance of [*] Agent’s Shares, and after deducting estimated placement agent fees, inclusive of financial advisor fees, and estimated offering expenses payable by us. This represents an immediate increase in net tangible book value per share of $[*] to existing stockholders and an immediate dilution per share of $[*] to new investors. The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share			$	[*]
Historical net tangible book value per share as of June 30, 2025	$	[*]
Increase in pro forma net tangible book value per share attributable to this offering	$	[*]
Pro forma net tangible book value per share after this offering			$	[*]
Dilution per share to new investors purchasing Common Stock in this offering			$	[*]

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

Each $0.10 increase (decrease) in the assumed public offering price of $ [*] per share of Common Stock (the last reported sale price of our Common Stock on The Nasdaq Capital Market on [*], 2025) would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $[*] million or $[*] per share and would change dilution per share to new investors purchasing securities in this offering by approximately $[*], assuming that the number of securities offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated placement agent fees, inclusive of financial advisor fees, and estimated offering expenses payable by us and assuming no sale of pre-funded warrants.

Each increase (decrease) in the number of shares of Common Stock offered by 500,000 shares of Common Stock would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2025 after this offering by approximately $[*] million or $[*] per share, and would change the dilution to investors in this offering by approximately $[*] per share, assuming that the assumed offering price per share, as set forth on the cover page of this prospectus, remains the same, after deducting placement agent fees, inclusive of financial advisor fees, and estimated offering expenses payable by us and assuming no sale of pre-funded warrants.

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Each increase in the number of shares of Common Stock offered by 1,000,000 shares of Common Stock would increase our pro forma as adjusted net tangible book value as of June 30, 2025 after this offering by approximately $[*] million, or $[*] per share, and would change the dilution to investors in this offering by approximately $[*] per share, assuming that the assumed offering price per share, as set forth on the cover page of this prospectus, remains the same, after deducting placement agent fees, inclusive of financial advisor fees, and estimated offering expenses payable by us and assuming no sale of pre-funded warrants.

The table and discussion above are based on 7,482,640 shares of Common Stock outstanding as of June 30, 2025, and do not include:

●	293,306 shares of Common Stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $19.91 per share;

●	32,301 shares of Common Stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $411,74 per share;

●	731,051 shares of Common Stock issuable upon the exercise of pre-funded warrants outstanding, at a weighted average exercise price of $0.075 per share;

●	4,781 shares of Common Stock issuable upon conversion of our Series A Preferred Stock;

●	4,758 shares of our Common Stock that are available for future issuance under our 2021 Inducement Stock Incentive Plan or shares that will become available under our 2021 Plan; and

●	53,385 shares of Common Stock reserved for future issuance under the Restated 2020 Stock Incentive Plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	No exercise of outstanding options or warrants described above; and

●	No sale of the pre-funded warrants in this offering.

To the extent any outstanding options or other equity awards are exercised or become vested or any additional options or other equity awards are granted and exercised or become vested or other issuances of our Common Stock are made, there may be further economic dilution to new investors.

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DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock and the provisions of our certificate of incorporation and our bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.005 per share, and 1,000,000 shares of preferred stock, par value $0.005 per share (the “preferred stock”). A total of 156,112 shares of preferred stock have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”).

On June 10, 2025, we filed a certificate of amendment to our Amended COI with the Secretary of State of Delaware to effect the Reverse Stock Split at a ratio of 1-for-15 effective at 12:01 a.m. Upon the effectiveness of the Reverse Stock Split, every fifteen shares of the issued and outstanding common stock were automatically combined and reclassified into one issued and outstanding share of common stock. The Reverse Stock Split did not alter the par value of the common stock, and the number of authorized shares of common stock remains unchanged at 150 million. No fractional shares were issued in connection with the Reverse Stock Split, and no cash or other consideration was paid in connection with any fractional shares. Stockholders who otherwise would have held a fractional share after giving effect to the Reverse Stock Split instead owned one whole share of the post-reverse stock split common stock. We issued an aggregate of 153 shares for rounding up fractional shares to whole shares.

As of October 21, 2025, 7,848,889 shares of common stock were outstanding and 156,112 shares of Series A Preferred Stock were outstanding.

Common Stock

Authorized Shares of Common Stock. We currently have authorized 150,000,000 shares of Common Stock.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Votes may be cast in person or by proxy. Stockholders do not have cumulative voting rights with respect to election of directors.

Dividends

The holders of Series A Preferred Stock are entitled to receive cumulative dividends of $0.10 per share per annum, payable semiannually in equal installments of $0.05 per share on June 1 and December 1 of each year. After the requirements with respect to the preferential dividends of the preferred stock have been met, holders of common stock are entitled to receive proportionately any dividends as may be declared and paid on common stock from funds lawfully available therefor as and when determined by the board of directors, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation and Dissolution

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

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Other Rights

Holders of common stock have no preemptive, subscription, redemption or conversion rights and there are no sinking fund provisions with respect to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock. All of the shares of the common stock currently issued and outstanding are fully-paid and nonassessable.

Series A Preferred Stock

Authorized Shares of Series A Preferred Stock. We currently have authorized 156,112 shares of Series A Preferred Stock.

Voting. The Series A Preferred Stock has no voting rights.

Dividends

The holders of Series A Preferred Stock are entitled to receive cumulative dividends of $0.10 per share per annum, payable semiannually in equal installments of $0.05 per share on June 1 and December 1 of each year.

Liquidation

The Series A Preferred Stock has a $1.00 per share liquidation preference over the Company’s common stock. The holder of shares of Series A Preferred Stock has the right at any time to convert such shares into that number of shares of common stock that equals the number of shares of Series A Preferred Stock divided by the conversion rate. At December 31, 2024, after giving effect to the Reverse Stock Split, the conversion rate was 75.9225 and, based on that conversion rate, one share of Series A Preferred Stock would have converted into approximately 0.0137 shares of common stock, and all the outstanding shares of the Series A Preferred Stock would have converted into approximately 2,056 shares of common stock in the aggregate.

Other Rights

There is no mandatory conversion term, date or any redemption features associated with the Series A Preferred Stock. The conversion rate will adjust under the following circumstances:

1. If the Company (a) pays a dividend or makes a distribution in shares of its common stock, (b) subdivides its outstanding shares of common stock into a greater number of shares, (c) combines its outstanding shares of common stock into a smaller number of shares, or (d) issues by reclassification of its shares of common stock any shares of its common stock (other than a change in par value, or from par value to no par value, or from no par value to par value), then the conversion rate in effect immediately prior to the applicable event will be adjusted so that the holders of the Series A Preferred Stock will be entitled to receive the number of shares of common stock which they would have owned or have been entitled to receive immediately following the happening of the event, had the Series A Preferred Stock been converted immediately prior to the record or effective date of the applicable event.

2. If the outstanding shares of the Company’s common stock are reclassified (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision, combination or stock dividend), or if the Company consolidates with or merge into another corporation and the Company is not the surviving entity, or if the Company sells all or substantially all of its property, assets, business and goodwill, then the holders of the Series A Preferred Stock will thereafter be entitled upon conversion to the kind and amount of shares of stock or other equity securities, or other property or assets which would have been receivable by such holders upon such reclassification, consolidation, merger or sale, if the Series A Preferred Stock had been converted immediately prior thereto.

3. If the Company issues common stock without consideration or for a consideration per share less than the then applicable Equivalent Preference Amount (as defined below), then the Equivalent Preference Amount will immediately be reduced to the amount determined by dividing (A) an amount equal to the sum of (1) the number of shares of common stock outstanding immediately prior to such issuance multiplied by the Equivalent Preference Amount in effect immediately prior to such issuance and (2) the consideration, if any, received by the Company upon such issuance, by (B) the total number of shares of common stock outstanding immediately after such issuance. The “Equivalent Preference Amount” is the value that results when the liquidation preference of one share of Series A Preferred Stock (which is $1.00) is multiplied by the conversion rate in effect at that time; thus the conversion rate applicable after the adjustment in the Equivalent Preference Amount as described herein will be the figure that results when the adjusted Equivalent Preference Amount is divided by the liquidation preference of one share of Series A Preferred Stock.

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Provisions of Our Certificate of Incorporation and Bylaws and Delaware General Corporation Law may have Anti-Takeover Effects

Our certificate of incorporation and bylaws and the Delaware General Corporation Law (“DGCL”) contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and are designed in part to encourage persons seeking to acquire control of us to first negotiate with the board of directors.

Number of Directors; Vacancies

Our certificate of incorporation provides that the number of directors is established by the board of directors, which may delay the ability of stockholders to change the composition of a majority of the board. The board has the exclusive right to elect a director to fill any vacancy or newly created directorship.

Removal of Directors

A director may be removed only by the affirmative vote of the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of such holders or by any consent in writing by such holders. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by the board of directors. These provisions may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are a Delaware corporation subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is listed on a national securities exchange or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

●	the corporation has elected in its certificate of incorporation not to be governed by Section 203;

●	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the date of the business combination or the date such stockholder became an interested stockholder, as applicable;

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●	upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the “voting stock” (as defined in Section 203) of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

●	the business combination is approved by the board of directors and by the stockholders (acting at a meeting and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not “owned” (as defined in Section 203) by the interested stockholder.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock, or other transaction resulting in a financial benefit to the interested stockholder. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Certificate of Incorporation or Bylaws

Any provision of our certificate of incorporation may be amended, altered, changed or repealed in any manner prescribed by law; provided, that (a) the affirmative vote of the holders of at least 80% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend, or repeal, or adopt any provision inconsistent with Article X of the certificate of incorporation, which contains the requirement that special meetings be called only by the board of directors, and (b) Article XI of the certificate of incorporation, provides that, subject to certain exceptions, no purchase by or from any Controlling Person (as defined below) of shares of our stock owned by such Controlling Person shall be made at a price exceeding the average price paid by such Controlling Person for all shares of our stock acquired by such Controlling Person during the two-year period preceding the date of such proposed purchase unless such purchase is approved by the affirmative vote of not less than a majority of the voting power of the shares of our stock entitled to vote held by Disinterested Stockholders (as defined below), may not be amended without the affirmative vote of not less than a majority of the our stock entitled to vote thereon, provided that if, at the time of such vote, there shall be one or more Controlling Persons, such affirmative vote shall include the affirmative vote in favor of such amendment of not less than a majority of the voting power of the shares of our stock entitled to vote thereon held by Disinterested Stockholders. “Controlling Person” means any individual, corporation, partnership, trust, association or other organization or entity (including any group formed for the purpose of acquiring, voting or holding our securities) which either directly, or indirectly through one or more intermediaries, owns, beneficially or of record, or controls by agreement, voting trust or otherwise, at least 10% of the voting power of stock, and such term also includes any corporation, partnership, trust, association or other organization or entity in which one or more Controlling Persons have the power, through the ownership of voting securities, by contract, or otherwise, to influence significantly any of the management, activities or policies of such corporation, partnership, trust, association, other organization or entity. “Disinterested Stockholders” means those holders of stock entitled to vote on any matter, none of which is a Controlling Person.

Our board of directors may, by majority vote, amend or repeal our bylaws and may adopt new bylaws. Our stockholders may not adopt, amend, or repeal our bylaws or adopt new bylaws except by the vote or written consent of at least 66-2/3% of the voting power of our company.

Exclusive Forum Selection

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the a state court located in the State of Delaware (or if no state court has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to our company or stockholders, (c) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or amended and restated bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine. Although our bylaws contain the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing requirements of The Nasdaq Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing on the Nasdaq Capital Market

Our common stock is listed on the Nasdaq Capital Market under the symbol “ERNA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

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DESCRIPTION OF SECURITIES TO BE REGISTERED

We are offering up to [*] shares of our Common Stock or pre-funded warrants in lieu of shares of Common Stock, and up to [*] Agent’s Shares to the Placement Agent. For each pre-funded warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. We are also registering the shares of Common Stock issuable from time to time upon exercise of the pre-funded warrants offered hereby.

Common Stock. See the description above under “Description of our Capital Stock- Common Stock”

Pre-Funded Warrants to be Issued in this Offering

The following summary of certain terms and provisions of the pre-funded warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which is filed as an exhibit to our registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.

Duration and Exercise Price

Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $[*]. The pre-funded warrants will be immediately exercisable and will expire when exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of Common Stock and the exercise price. Subject to the rules and regulations of the applicable trading market, we may at any time during the term of the pre-funded warrant, subject to the prior written consent of the holders, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors.

Exercisability

The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% of the outstanding shares of our Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s pre-funded warrants up to 9.99% of the number of our shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Purchasers of pre-funded warrants in this offering may also elect prior to the issuance of the pre-funded warrants to have the initial exercise limitation set at 9.99% of our outstanding shares of Common Stock.

Cashless Exercise

If, at the time a holder exercises its pre-funded warrants, a registration statement registering the issuance of the shares of Common Stock underlying the pre-funded warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the pre-funded warrants.

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Fractional Shares

No fractional shares of Common Stock or scrip representing fractional shares will be issued upon the exercise of the pre-funded warrants. Rather, the number of shares of Common Stock to be issued will, at our election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability

Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of pre-funded warrants will be extremely limited. The shares of Common Stock issuable upon exercise of the pre-funded warrants are currently traded on The Nasdaq Capital Market.

Right as a Stockholder

Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of Common Stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their pre-funded warrants. The pre-funded warrants will provide that holders have the right to participate in distributions or dividends paid on Common Stock.

Fundamental Transaction

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including (i) our merger or consolidation with or into another person, (ii) the sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets, (iii) any purchase offer, tender offer or exchange offer pursuant to which holders of our common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding common stock or 50% or more of the voting power of our common equity, (iv) any reclassification, reorganization or recapitalization of our shares of common stock or any compulsory share exchange or (v) any stock or share purchase agreement or other business combination with another person or group of persons whereby such other person or group acquires 50% or more of our outstanding shares of common stock or 50% or more of the voting power of our common equity, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction on a net exercise basis.

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MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Stock and pre-funded warrants acquired in this offering. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or IRS, with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of the Common Stock or pre-funded warrants, or that any such contrary position would not be sustained by a court.

We assume in this discussion that the shares of Common Stock and pre-funded warrants will be held as capital assets (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the Medicare contribution tax or the alternative minimum tax and does not address state or local taxes or U.S. federal gift and estate tax laws, except as specifically provided below with respect to non-U.S. holders, or any non-U.S. tax consequences that may be relevant to holders in light of their particular circumstances. This discussion also does not address the special tax rules applicable to particular holders, such as:

●	persons who acquired our Common Stock or pre-funded warrants as compensation for services;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than 5% of our Common Stock (except to the extent specifically set forth below);

●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code (except to the extent specifically set forth below);

●	persons for whom our Common Stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;

●	persons deemed to sell our Common Stock or pre-funded warrants under the constructive sale provisions of the Code;

●	banks or other financial institutions;

●	brokers or dealers in securities or currencies;

●	tax-exempt organizations or tax-qualified retirement plans;

●	pension plans;

●	regulated investment companies or real estate investment trusts;

●	persons that hold the Common Stock or pre-funded warrants as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

●	insurance companies;

●	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax; and

●	certain U.S. expatriates, former citizens, or long-term residents of the United States.

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In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other pass-through entities or persons who hold shares of Common Stock or pre-funded warrants through such partnerships or other entities which are pass-through entities for U.S. federal income tax purposes. If such a partnership or other pass-through entity holds shares of Common Stock or pre-funded warrants, the treatment of a partner in such partnership or investor in such other pass-through entity generally will depend on the status of the partner or investor and upon the activities of the partnership or other pass-through entity. A partner in such a partnership and an investor in such other pass-through entity that will hold shares of Common Stock or pre-funded warrants should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of shares of Common Stock or pre-funded warrants through such partnership or other pass-through entity, as applicable.

This discussion of U.S. federal income tax considerations is for general information purposes only and is not tax advice. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our Common Stock and pre-funded warrants.

For the purposes of this discussion, a “U.S. Holder” means a beneficial owner of shares of Common Stock or pre-funded warrants that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of shares of Common Stock or pre-funded warrants that is not a U.S. Holder or a partnership for U.S. federal income tax purposes.

Potential Acceleration of Income

Under tax legislation signed into law in December 2017 commonly known as the Tax Cuts and Jobs Act of 2017, U.S. Holders that use an accrual method of accounting for tax purposes and have certain financial statements generally will be required to include certain amounts in income no later than the time such amounts are taken into account as revenue in such financial statements.

In addition, under the Inflation Reduction Act signed into law on August 16, 2022, certain large corporations (generally, corporations reporting at least $1 billion average adjusted pre-tax net income on their consolidated financial statements) are potentially subject to a 15% alternative minimum tax on the “adjusted financial statement income” of such large corporations for tax years beginning after December 31, 2022. The U.S. Treasury Department, the IRS, and other standard-setting bodies are expected to issue guidance on how the alternative minimum tax provisions of the Inflation Reduction Act will be applied or otherwise administered.

The application of these rules thus may require the accrual of income earlier than would be the case under the general tax rules described below, although the precise application of these rules is unclear at this time. U.S. Holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of Common Stock for U.S. federal income tax purposes and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of Common Stock, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of Common Stock received. Similarly, the tax basis of the pre-funded warrant should carry over to the share of Common Stock received upon exercise, increased by the exercise price of $[*] per share. Each holder should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

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Tax Considerations Applicable to U.S. Holders

Distributions

As discussed above, we currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends in respect of shares of Common Stock in the foreseeable future. In the event that we do make distributions on our Common Stock to a U.S. Holder, those distributions generally will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or exchange of shares of Common Stock as described below under the section titled “—Disposition of Common Stock or Pre-Funded Warrants.”

Certain Adjustments to Pre-Funded Warrants

The number of shares of Common Stock issued upon the exercise of the pre-funded warrants and the exercise price of pre-funded warrants are subject to adjustment in certain circumstances. Adjustments (or failure to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings and profits may, in some circumstances, result in a constructive distribution to the U.S. Holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of pre-funded warrants generally should not be deemed to result in a constructive distribution. If an adjustment is made that does not qualify as being made pursuant to a bona fide reasonable adjustment formula, a U.S. Holder of pre-funded warrants may be deemed to have received a constructive distribution from us, even though such U.S. Holder has not received any cash or property as a result of such adjustment. The tax consequences of the receipt of a distribution from us are described above under “Distributions.”

Disposition of Common Stock or Pre-Funded Warrants

Upon a sale or other taxable disposition (other than a redemption treated as a distribution, which will be taxed as described above under “Distributions”) of shares of Common Stock or pre-funded warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Common Stock or pre-funded warrants sold. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock or pre-funded warrants exceeds one year. The deductibility of capital losses is subject to certain limitations. U.S. Holders who recognize losses with respect to a disposition of shares of Common Stock or pre-funded warrants should consult their own tax advisors regarding the tax treatment of such losses.

Information Reporting and Backup Reporting

Information reporting requirements generally will apply to payments of distributions (including constructive distributions) on the Common Stock and pre-funded warrants and to the proceeds of a sale or other disposition of Common Stock and pre-funded warrants paid by us to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if the U.S. Holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedure for obtaining such exemption.

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Tax Considerations Applicable to Non-U.S. Holders

Certain Adjustments to Warrants

As described under “—U.S. Holders—Certain Adjustments to Pre-Funded Warrants,” an adjustment to the pre-funded warrants could result in a constructive distribution to a Non-U.S. Holder, which would be treated as described under “Distributions” below. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the Non-U.S. Holder. Non-U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to the pre-funded warrants.

In addition, regulations governing “dividend equivalents” under Section 871(m) of the Code may apply to the pre-funded warrants. Under those regulations, an implicit or explicit payment under pre-funded warrants that references a dividend distribution on our Common Stock would possibly be taxable to a Non-U.S. Holder as described under “Distributions” below. Such dividend equivalent amount would be taxable and subject to withholding whether or not there is actual payment of cash or other property, and the Company may satisfy any withholding obligations it has in respect of the pre-funded warrants by withholding from other amounts due to the Non-U.S. Holder. Non-U.S. Holders are encouraged to consult their own tax advisors regarding the application of Section 871(m) of the Code to the pre-funded warrants.

Distributions

As discussed above, we currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends in respect of our Common Stock in the foreseeable future. In the event that we do make distributions on our Common Stock to a Non-U.S. Holder, those distributions generally will constitute dividends for U.S. federal income tax purposes as described in “—U.S. Holders—Distributions.” To the extent those distributions do not constitute dividends for U.S. federal income tax purposes (i.e., the amount of such distributions exceeds both our current and our accumulated earnings and profits), they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock (determined separately with respect to each share of common stock), but not below zero, and then will be treated as gain from the sale of that share common stock as described below under the section titled “—Disposition of Common Stock or Pre-Funded Warrants.”

Any distribution (including constructive distributions) on shares of Common Stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid (or constructive dividends deemed paid) to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular tax rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

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See also the sections below titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Disposition of Common Stock or Pre-Funded Warrants

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on a sale or other disposition (other than a redemption treated as a distribution, which will be taxable as described above under “Distributions”) of shares of Common Stock or pre-funded warrants unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States; in these cases, the Non-U.S. Holder will be taxed on a net income basis at the regular tax rates and in the manner applicable to U.S. persons, and if the Non-U.S. Holder is a corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

●	the Non-U.S. Holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the Non-U.S. Holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder, if any; or

●	the Common Stock constitutes a U.S. real property interest because we are, or have been at any time during the five-year period preceding such disposition (or the Non-U.S. Holder’s holding period of the Common Stock or Pre-Funded Warrants, if shorter), a “U.S. real property holding corporation,” unless the Common Stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and the Non-U.S. Holder held no more than 5% of our outstanding Common Stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the Non-U.S. Holder held the Common Stock. Special rules may apply to the determination of the 5% threshold in the case of a holder of pre-funded warrants. Non-U.S. Holders are urged to consult their own tax advisors regarding the effect of holding pre-funded warrants on the calculation of such 5% threshold. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that the Common Stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax considerations that could result if we are, or become a “U.S. real property holding corporation.”

See the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts” for additional information regarding withholding rules that may apply to proceeds of a disposition of the Common Stock or pre-funded warrants paid to foreign financial institutions or non-financial foreign entities.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions (including constructive distributions) on the Common Stock or pre-funded warrants paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends (or constructive dividends) on the Common Stock or pre-funded warrants. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Holder, or otherwise establishes an exemption. Dividends paid to Non-U.S. Holders subject to withholding of U.S. federal income tax, as described above under the heading “Distributions,” will generally be exempt from U.S. backup withholding.

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Information reporting and backup withholding generally will apply to the proceeds of a disposition of the Common Stock or pre-funded warrants by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends (including constructive dividends) on the Common Stock and pre-funded warrants if paid to a non-U.S. entity unless (i) if the non-U.S. entity is a “foreign financial institution,” the non-U.S. entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the non-U.S. entity is not a “foreign financial institution,” the non-U.S. entity identifies certain of its U.S. investors, if any, or (iii) the non-U.S. entity is otherwise exempt under FATCA.

Withholding under FATCA generally will apply to payments of dividends (including constructive dividends) on our Common Stock and pre-funded warrants. While withholding under FATCA would have also applied to payments of gross proceeds from a sale or other disposition of the Common Stock or pre-funded warrants, under proposed U.S. Treasury Regulations withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a holder may be eligible for refunds or credits of the tax. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in the Common Stock or pre-funded warrants.

Federal Estate Tax

Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise. The foregoing may also apply to pre-funded warrants. A Non-U.S. Holder should consult his, her, or its own tax advisor regarding the U.S. federal estate tax consequences of the ownership or disposition of shares of the Common Stock and pre-funded warrants.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of the Common Stock or pre-funded warrants, including the consequences of any proposed changes in applicable laws.

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PLAN OF DISTRIBUTION

Brookline Capital Markets, a division of Arcadia Securities, LLC, has agreed to act as Placement Agent in connection with this offering subject to the terms and conditions of the placement agency agreement dated [*], 2025. The placement agency agreement provides that the Placement Agent’s obligations are subject to conditions contained in the placement agency agreement. The Placement Agent is not purchasing or selling any such securities, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the shares of Common Stock or pre-funded warrants being offered. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The securities will be offered at a fixed price and are expected to be issued in a single closing. The offering will terminate on [*], 2025, unless (i) the closing occurs prior thereto or (ii) we decide to terminate the offering prior thereto (which we may do at any time in our discretion). We will enter into a securities purchase agreement directly with certain investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

This is a reasonable best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus. The Placement Agent may retain sub-agents and selected dealers in connection with this offering. Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us on the day that the registration statement of which this prospectus forms a part is declared effective. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us.

The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

●	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

●	covenants regarding matters such as registration of warrant shares, no integration with other offerings, filing of a Form 8-K to disclose entering into these securities purchase agreements, no stockholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of Common Stock, and no subsequent equity sales for 90 days from the closing.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus DVP/RVP on or about one trading day after we price the securities being offered hereby. When we price the securities, we will simultaneously enter into securities purchase agreements relating to the offering with those investors who so choose.

Determination of Offering Price and Pre-Funded Warrant Exercise Price

The actual offering price of the securities we are offering, and the exercise price of the pre-funded warrants that we are offering, were negotiated between us, the Placement Agent and the investors in the offering based on the trading of our shares of common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

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Fees and Expenses

We have agreed to pay the Placement Agent an aggregate fee equal to 7.5% of the purchase price paid by all purchasers in the offering, provided that the Placement Agent will instead receive a fee of 1.5% with respect to sales to certain existing investors. In addition, we have agreed to reimburse the Placement Agent for its legal fees in an amount up to $90,000.

We estimate the total expenses of this offering paid or payable by us, exclusive of the placement agent fees, will be approximately $[*] million. After deducting the fees due to the Placement Agent and our estimated expenses in connection with this offering, we expect the net proceeds from this offering will be approximately $[*] million (based on an assumed public offering price per share of $[*], which was the last reported sales price of our Common Stock on The Nasdaq Capital Market on [*], 2025).

The following table shows the per share and total cash fees we will pay to the Placement Agent in connection with the sale of the Common Stock and shares of Common Stock underlying the pre-funded warrants pursuant to this prospectus.

	Per Share of Common Stock	Per Pre-Funded Warrant	Total
Offering price (1)	$	$	$
Placement agent fees (2) (3)	$	$	$
Proceeds before expenses to us (4)	$	$	$

(1)	The public offering price is $[*] per share of Common Stock and $[*] per pre-funded warrant.

(2)	Represents a cash fee equal to seven and a half percent (7.5%) of the aggregate purchase price paid by investors in this offering. We have also agreed to reimburse the Placement Agent for its accountable offering-related legal expenses in an amount up to $90,000.

(3)	In addition to the cash compensation described elsewhere in this prospectus, we have agreed to issue to the Placement Agent or its designees, as additional compensation, [*] shares of Common Stock of Agent’s Shares equal to 1.5% of the aggregate number of securities sold in this offering, or, if applicable, 1.5% of the aggregate number of shares of common stock of Company (measured on a fully-diluted basis) into which such securities convert or are exercisable according to their terms, provided that with respect to sales to certain existing investors, such percentage shall be 0.5%. The Agent’s Shares will be subject to a six-month lock-up period following the closing of this offering and will not be redeemable by us.

(4)	Does not include proceeds from the exercise of the pre-funded warrants in cash, if any.

Agent’s Shares

As additional compensation in connection with this offering, we have agreed to issue to the Placement Agent or its designees a number of shares of our Common Stock equal to 1.5% of the aggregate number of securities sold in this offering, or, if applicable, 1.5% of the aggregate number of shares of common stock of Company (measured on a fully-diluted basis) into which such securities convert or are exercisable according to their terms, provided that for securities sold to certain existing investors, the percentage shall be 0.5%. The Agent’s Shares are being registered as part of this offering and will be issued upon the closing of the offering. The Agent’s Shares have been deemed compensation by FINRA and will be subject to a 180-day lock-up period from the commencement of sales of securities in this offering pursuant to FINRA Rule 5110(e)(1)(A). We will not receive any proceeds from the issuance of the Agent’s Shares.

Indemnification

We have agreed to indemnify the Placement Agent and specified other persons against specified liabilities, including liabilities under the Securities Act and to contribute to payments the Placement Agent may be required to make in respect thereof. We have also agreed to contribute to payments the Placement Agent may be required to make in respect of such liabilities.

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Lock-Up Agreements

Our directors and officers have entered into lock-up agreements. Under these agreements, these individuals agreed, subject to specified exceptions, not to sell or transfer any shares of common stock or securities convertible into, or exchangeable or exercisable for, common stock during a period ending 90 days after the completion of this offering, without first obtaining the written consent of the Placement Agent. Specifically, these individuals agreed, in part, subject to certain exceptions, not to:

●	offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any shares of common stock or securities convertible into or exercisable or exchangeable for common stock;

●	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock; or

●	make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of our securities.

No Sales of Similar Securities

We have agreed, subject to certain exceptions, not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any shares of common stock (or securities convertible into or exercisable for common stock) or, subject to certain exceptions, file any registration statement, including any amendments or supplements thereto (other than the prospectus, registration statement or amendment to the registration statement relating to the securities offered hereunder, a registration statement relating to the common stock underlying currently outstanding warrants, and a registration statement on Form S-8), until 90 days after the completion of this offering. We have also agreed not to enter into a variable rate transaction (as defined in the securities purchase agreement) for 90 days after the completion of this offering.

Tail Financing

The Placement Agent will be entitled to an aggregate additional fee of seven and a half percent (7.5%) of the aggregate purchase price of any equity securities or securities that are by their terms convertible into equity securities of the Company or any affiliate or successor of the Company (“New Securities”) issued in any subsequent offering to certain investors with whom we have had a meeting arranged by the Placement Agent prior to the expiration or termination of the placement agency agreement or whom the Placement Agent solicited regarding this offering or provided certain offering materials relating to this offering (collectively, “Placement Agent Investors”); provided that any such subsequent financings are consummated at any time within the twelve (12) month period following the expiration or termination of the placement agency agreement. Additionally, the Company shall issue a number of shares of Common Stock to the Placement Agent or its designees equal to one and a half percent (1.5%) of the aggregate number of shares of New Securities sold in a subsequent offering to Placement Agent Investors (or, if applicable, 1.5% of the aggregate number of shares of Common Stock (or other equity securities) of the Company, measured on a fully-diluted basis, into which such New Securities convert or are exercisable according to their terms; provided that any such shares issued to the Placement Agent may not be offered, pledged, sold, contracted to be sold, or otherwise transferred or disposed of, directly or indirectly, for a period of six (6) months from the closing of this offering.

Right of First Refusal

We have granted the Placement Agent the irrevocable right to act as our exclusive placement agent with respect to any private or public offering by the Company ending twelve (12) months following the closing of this offering.

Discretionary Accounts

The Placement Agent does not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

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Other Activities and Relationships

The Placement Agent and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Placement Agent and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Placement Agent and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the Placement Agent or its affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The Placement Agent and its affiliates may hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The Placement Agent and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As stated above, the Placement Agent and its respective affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

The foregoing does not purport to be a complete statement of the terms and conditions of the placement agency agreement or the securities purchase agreement entered into in connection with this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information.”

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LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Lucosky Brookman LLP, Woodbridge, New Jersey. McGuireWoods LLP, New York, New York, is acting as counsel to the Placement Agent in connection with certain legal matters related to this offering.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 30, 2025, the Company dismissed Grant Thornton LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm effective immediately. The Audit Committee of the Company’s board of directors approved Grant Thornton’s dismissal on June 30, 2025.

Grant Thornton performed audits of the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023. Grant Thornton’s reports for such years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that, the reports included an explanatory paragraph describing that substantial doubt was raised as to the Company’s ability to continue as a going concern.

During the two years ended December 31, 2024 and the subsequent interim period through June 30, 2025, there were no (i) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended) between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of such disagreements in connection with its report, or (ii) “reportable events,” as described in Item 304(a)(1)(v) of Regulation S-K, that would require disclosure under Item 304(a)(1)(v) of Regulation S-K, except for the material weakness in the Company’s internal control over financial reporting as of and for the year ended December 31, 2023, stemming from a lack of technical accounting proficiency in complex matters.

The Company previously furnished Grant Thornton with a copy of the disclosure contained in this “Changes In and Disagreements with Accountants on Accounting and Financial Disclosure” section of this prospectus.

On July 1, 2025, the Company engaged Haskell & White LLP (“Haskell & White”) as the Company’s independent registered public accounting firm. The decision to engage Haskell & White was approved by the Audit Committee of the Company’s board of directors.

During the two years ended December 31, 2024 and the subsequent interim period through June 30, 2025, neither the Company nor anyone acting on its behalf has consulted Haskell & White regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Haskell & White that Haskell & White concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a “reportable event,” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act for the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Any statements made in this prospectus concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at the website of the SEC referred to above. We maintain a website at www.ernexatx.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-11460):

● our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 12, 2025;

● our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2025 and June 30, 2025, filed with the SEC on May 7, 2025 and August 13, 2025;

● our Current Reports on Form 8-K filed with the SEC on January 3, 2025, January 10, 2025, February 13, 2025, March 12, 2025, March 24, 2025, March 26, 2025, April 3, 2025, June 2, 2025, June 9, 2025, June 12, 2025 and July 7, 2025;

● our Definitive Proxy Statement filed with the SEC on April 14, 2025; and

● the description of our Common Stock on Form 8-A filed with the SEC on October 22, 2021, as amended on November 18, 2021, including any amendments thereto or reports filed for the purposes of updating this description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made with the SEC after the date of this prospectus and until the offering of securities covered by this prospectus has been completed. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

We will provide, without charge, to each person to whom a copy of this prospectus or any other supplement or amendment forming a part of the registration statement is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein and therein, including exhibits. Requests should be directed to:

Ernexa Therapeutics Inc.

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

(617) 798-6700

Copies of these filings are also available on our website at www.ernexatx.com. For other ways to obtain a copy of these filings, please refer to “Where You Can Find Additional Information” above.

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Ernexa Therapeutics Inc.

Up to [*] Shares of Common Stock

Up to [*] Pre-Funded Warrants to Purchase [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Pre-Funded Warrants

Up to [*] Shares of Common Stock Issuable to the Placement Agent

PROSPECTUS

Exclusive Placement Agent

Brookline Capital Markets

a division of Arcadia Securities, LLC

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than any estimated placement agent fees, in connection with the offering and sale of the shares of Common Stock being registered. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee	$	[*]
Accounting fees and expenses		[*]
Legal fees and expenses		[*]
Other miscellaneous expenses		[*]
Total expenses	$	[*]

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director for payments of unlawful dividends or unlawful stock repurchases or redemptions; (iv) for any transaction from which the director or officer derived an improper personal benefit; or (v) an officer in any action by or in the right of the corporation.

Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director, except to the extent such an exemption from liability thereof is not permitted under the DGCL.

As permitted by the DGCL, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as our officer, director, employee or agent or any of our affiliated enterprises. Under these agreements, we are not required to provide indemnification for certain matters, including:

●	indemnification beyond that permitted by the DGCL;

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●	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

●	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of our stock;

●	indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

●	indemnification for proceedings or claims brought by an officer or director against us or any of our directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by our board of directors or required by law;

●	indemnification for settlements the director or officer enters into without our consent; or

●	indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by us.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

We have an insurance policy in place that covers our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities to the persons described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D thereunder as a transaction not involving a public offering other than exchanges of securities that were exempt from the registration requirements of the Securities Act by virtue of Section 3(a)(9). The recipients both had access, through their relationship with us, to information about us.

December 2022 Private Placement of Shares of Common Stock and Warrants

On December 2, 2022, in a private placement with certain accredited investors (the “December 2022 private placement”) we sold an aggregate of 2,184,950 units, each unit consisting of (i) one share of our common stock and (ii) two warrants, each exercisable to purchase one share of our common stock (the “December 2022 warrants”), for an aggregate purchase price of approximately $7.7 million, consisting of $3.53 per unit (inclusive of $0.125 per December 2022 warrant).

When issued, the December 2022 warrants had an exercise price of $3.28 per share of common stock, subject to customary adjustments, and expired five-and-one-half years from the date of issuance. In connection with the issuance of the December 2023 convertible notes (as defined below), the exercise prices of the December 2022 warrants was reduced from $3.28 to $1.43 per share. The December 2022 warrants became exercisable six months following the closing of the December 2022 private placement. The December 2022 warrants purchased by certain of the selling stockholders had a provision pursuant to which such warrants may not be exercised if the aggregate number of shares of common stock beneficially owned by the holder thereof would exceed 4.99% or 9.99% of our common stock immediately after exercise thereof.

As described below under “—October 2024 Exchange Transactions,” other than one December 2022 warrant to purchase approximately 0.1 million shares of our common stock, all the December 2022 warrants were exchanged for shares of our common stock.

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July 2023 Private Placement of Notes and Warrants

On July 14, 2023, in a private placement with certain accredited investors (the “July 2023 private placement”) we sold in the aggregate (i) approximately $8.7 million in principal amount of 6.0% senior convertible promissory notes due July 2028 (the “July 2023 convertible notes”) and (ii) warrants to purchase 6,094,392 shares of our common stock (the “July 2023 warrants”), for an aggregate purchase price of approximately $8.7 million.

When issued, the July 2023 convertible notes were convertible into shares of our common stock at an initial conversion price of $2.86, subject to customary adjustments. The July 2023 convertible notes were our general senior unsecured obligations and ranked equal in right of payment with all of our existing and future unsubordinated indebtedness. The July 2023 convertible notes bore interest at 6.0% per annum, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2023. At our election, we could pay interest either in cash or in-kind by increasing the outstanding principal amount of the July 2023 convertible notes. The July 2023 convertible notes were to mature on July 14, 2028, unless earlier converted or repurchased. The July 2023 convertible notes purchased by certain of the selling stockholders had a provision pursuant to which such convertible notes could not be converted if the aggregate number of shares of common stock beneficially owned by the holder thereof would exceed 4.99%, 9.99% or 19.99% immediately after conversion thereof, subject to certain increases not in excess of either 9.99% or 19.99% at the option of such holder.

When issued, the July 2023 warrants had an exercise price of $2.61 per share of common stock, subject to customary adjustments, were immediately exercisable, and expired five years from the date of issuance.

As described below under “—October 2024 Exchange Transactions,” all the July 2023 warrants and July 2023 convertible notes were exchanged for shares of our common stock.

December 2023 Private Placement of Notes and Warrants

On December 14, 2023 and January 11, 2024, in a private placement with certain accredited investors (the “December 2023 private placement”) we sold in the aggregate (i) approximately $9.2 million in principal amount of 12.0% senior convertible promissory notes due five years from issuance (the “December 2023 convertible notes” and together with the July 2023 convertible notes, the “convertible notes”) and (ii) warrants to purchase 9,579,014 shares of common stock (the “December 2023 warrants”), for an aggregate purchase price of approximately $9.2 million.

When issued, the December 2023 convertible notes were convertible into shares of our common stock at an initial conversion price of $1.9194, subject to customary adjustments. The terms of the December 2023 convertible notes were substantially similar to the terms of the July 2023 convertible notes except that interest on the December 2023 convertible notes was 12.0% per annum payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2024, and the December 2023 convertible notes matured five years from the date of issuance.

When issued, the December 2023 warrants had an exercise price of $1.43 per share of common stock, subject to customary adjustments, were immediately exercisable, and expired five years from the date of issuance. The December 2023 warrants purchased by certain of the selling stockholders had a provision pursuant to which such warrants may not be exercised if the aggregate number of shares of common stock beneficially owned by the holder thereof would exceed 4.99%, 9.99% or 19.99% immediately after exercise thereof, subject to certain increases not in excess of either 9.99% or 19.99% at the option of such holder.

As described below under “—October 2024 Exchange Transactions,” all the December 2023 warrants and December 2023 convertible notes were exchanged for shares of our common stock.

October 2024 Private Placement of Shares of Common Stock

On October 29, 2024, in a private placement with certain accredited investors (the “October 2024 private placement”) we sold an aggregate of 1,401,994 shares of our common stock and a pre-funded warrant to purchase 115,000 shares of our common stock for approximately $1.1 million (or a purchase price of $0.75 per share of common stock and $0.75 less $0.005 per share of common stock subject to pre-funded warrants).

II-3

Each pre-funded warrant issued in the October 2024 private placement has an exercise price of $0.005 per share of common stock, subject to customary adjustments, is exercisable at any time, and will not expire until exercised in full. A holder may not exercise their pre-funded warrant to the extent that the aggregate number of shares of our common stock beneficially owned by such holder, together with any other person whose beneficial ownership of our common stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, immediately after such exercise would exceed 9.99% of the number of shares of our common stock then outstanding.

October 2024 Exchange Transactions

On September 24, 2024, we entered into exchange agreements with the holders of the convertible notes, the December 2022 warrants, the July 2023 warrants, and the December 2023 warrants. The parties to the exchange agreements represented the holders of all the outstanding convertible notes and all the outstanding December 2022 warrants, the July 2023 warrants, the December 2023 warrants except for the holder of a December 2022 warrant to purchase approximately 0.1 million shares of our common stock.

The closing of the transactions contemplated by the exchange agreements occurred on October 29. 2024. At such closing: (i) the holders of the December 2022 warrants, the July 2023 warrants, the December 2023 warrants that were parties to the exchange agreements exchanged all their warrants for shares of our common stock at an exchange ratio of 0.5 of a share of common stock for every one share of common stock issuable upon exercise of the applicable warrant (rounded up to the nearest whole number), and (ii) the holders of the convertible notes agreed exchanged all their convertible notes for shares of our common stock at an exchange ratio equal to (A) the sum expressed in U.S. dollars of (1) the principal amount of the applicable convertible note, plus (2) all accrued and unpaid interest thereon through the date the applicable convertible note is exchanged plus (3) all interest that would have accrued through, but not including, the maturity date of applicable convertible note if it was outstanding from the date such convertible note is exchanged through its maturity date, divided by (B) $1.00 (rounded up to the nearest whole number). We issued an aggregate of 38,302,029 shares of our common stock in exchange for such warrants and convertible notes.

The shares issued in exchange transactions described above were also exempt from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act. Each party to an exchange agreement represented to us that it has not paid or given, and will not pay or give, to any person, any commission or other remuneration, directly or indirectly, for soliciting the exchange of securities thereunder.

September 2024 Private Placement of Bridge Notes and Conversion

On September 24, 2024, in a private placement with certain accredited investors we sold an aggregate principal amount of approximately $3.9 million of 12.0% senior convertible notes (the “bridge notes”) for approximately $3.9 million. The terms of the bridge notes were substantially similar to the terms of the December 2023 convertible notes except that the bridge notes were not convertible except as described below, payments commenced on October 15, 2024, and the bridge notes matured one year from the date of issuance.

On October 29, 2024, in accordance with the terms of the bridge notes, approximately $3.0 million of the principal amount of the bridge notes plus all accrued and unpaid interest thereon, plus such amount of interest that would have accrued on the principal amount through December 24, 2024, was automatically converted at a conversion price of $0.50 into 6,244,237 shares of our common stock, and approximately $0.9 million of the principal amount of the bridge notes plus all accrued and unpaid interest thereon, plus such amount of interest that would have accrued on the principal amount through December 24, 2024, was automatically converted at a conversion price of $0.50 into pre-funded warrants to purchase 1,764,000 shares of our common stock. The terms of the pre-funded warrants issued upon conversion of the bridge notes are substantially the same as the terms of the pre-funded warrants issued in the October 2024 private placement described above.

March 2025 Private Placement of Shares of Common Stock

On March 31, 2025, we entered into a securities purchase agreement (the “2025 SPA”) with certain accredited investors and a related registration rights agreement. Pursuant to the 2025 SPA, we agreed to issue and sell to the investors, and the investors agreed to purchase, in a private placement, an aggregate of approximately 4,621,000 shares of common stock at a purchase price of $1.569 per share (or pre-funded warrants in lieu of common stock at a purchase price of $1.494 per pre-funded warrant). The pre-funded warrants will be exercisable until exercised in full at a nominal exercise of $0.075 per share and may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.99% or 9.99%, as applicable, of our outstanding common stock.

II-4

Upon the initial closing of the 2025 SPA on April 2, 2025, we sold to the investors an aggregate of approximately 662,000 shares of common stock and 34,000 pre-funded warrants (such shares, including the shares underlying the pre-funded warrants equal to 19.99% of our outstanding shares as of March 31, 2025). Following stockholder approval at the 2025 Annual Meeting, on June 9, 2025, we sold to the investors an aggregate of approximately 3,182,000 shares of common stock and 622,000 pre-funded warrants, and on June 27, 2025, we sold the remaining approximately 121,000 shares of common stock. The Company raised approximately $7.2 million in gross proceeds under the 2025 SPA.

May 2025 Issuance of Common Stock in Connection with Settlement Agreement

On May 19, 2025, we issued 20,000 shares of our Common Stock to John Westman in connection with settlement of certain litigation. See “Note 11—Commitments and Contingencies—Litigation Matters” to the condensed consolidated financial statements included in the Quarterly Report for the period ended June 30, 2025 filed on August 13,2025 for more information on this matter.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which immediately precedes the Signature Page and which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)	The undersigned Registrant hereby undertakes:

(i)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

The following is a list of exhibits filed as a part of this registration statement:

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Exhibit	Description	Incorporated By Reference
1.1++	Placement Agency Agreement

3.1	Composite Restated Certificate of Incorporation of the Company	Exhibit 3.1 to Form 10-K filed on March 14, 2024

3.2	Second Amended and Restated Bylaws of the Company	Exhibit 3.2 to Form 8-K filed on October 11, 2022

3.3	Certificate of Validation of Eterna Therapeutics Inc., as filed with the Secretary of State of the State of Delaware on September 3, 2021	Exhibit 3.1 to Form 8-K filed on September 13, 2021

3.4	Certificate of Amendment to the Company’s Restated Certificate of Incorporation, effective March 26, 2025 (Name Change).	Exhibit 3.1 to Form 8-K filed on March 26, 2025

3.5	Third Amended and Restated Bylaws of the Company	Exhibit 3.2 to Form 8-K filed on March 26, 2025

3.6	Certificate of Amendment to the Company’s Restated Certificate of Incorporation, filed June 2, 2025 (Authorized Shares).	Exhibit 3.1 to Form 8-K filed on June 2, 2025

3.7	Certificate of Amendment to the Company’s Restated Certificate of Incorporation, filed June 2, 2025 (Written Consent).	Exhibit 3.2 to Form 8-K filed on June 2, 2025

3.8	Certificate of Amendment to the Company’s Restated Certificate of Incorporation, filed June 10, 2025 (Reverse Stock Split).	Exhibit 3.1 to Form 8-K filed on June 12, 2025

4.1	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Exhibit 4.1 to Form 10-K filed on April 15, 2022

5.1++	Opinion of Lucosky Brookman LLP

10.1	Form of Common Stock Warrant (March 2022)	Exhibit 10.3 to Form 8-K filed on March 9, 2022

10.2	Form of Warrant (December 2022)	Exhibit 10.1 to Form 8-K filed on December 5, 2022

10.3(a)	Registration Rights Agreement, dated as of April 5, 2023, by and between Eterna Therapeutics Inc. and Lincoln Park Capital Fund, LLC	Exhibit 10.2 to Form 8-K filed on April 11, 2023

10.3(b)	Purchase Agreement, dated as of April 5, 2023, by and between Eterna Therapeutics Inc. and Lincoln Park Capital Fund, LLC	Exhibit 10.1 to Form 8-K filed on April 11, 2023

10.4(a)#	Securities Purchase Agreement, dated as of December 14, 2023, by and among Eterna Therapeutics Inc. and the purchasers party thereto.	Exhibit 10.1 to Form 8-K filed on December 20, 2023

10.4(b)	Registration Rights Agreement, dated as of December 14, 2023, by and among Eterna Therapeutics Inc. and the parties thereto.	Exhibit 10.2 to Form 8-K filed on December 20, 2023

10.4(c)	Form of 12.0% Senior Convertible Note (December 2023 and January 2024)	Exhibit 4.1 to Form 8-K filed on December 20, 2023

10.4(d)	Form of Warrant (December 2023 and January 2024)	Exhibit 4.2 to Form 8-K filed on December 20, 2023

10.5(a)	Securities purchase agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the purchaser parties thereto	Exhibit 10.1 to Form 8-K filed on September 25, 2024

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10.5(b)	Form of pre-funded warrant issuable under the securities purchase agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the purchaser parties thereto	Exhibit 10.2 to Form 8-K filed on October 29, 2024

10.5(c)	Form of exchange agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the parties thereto	Exhibit 10.3 to Form 8-K filed on September 25, 2024

10.5(d)	Note purchase agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the purchaser parties thereto	Exhibit 10.4 to Form 8-K filed on September 25, 2024

10.5(e)	Form of 12.0% senior convertible note issued under the note purchase agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the purchaser parties thereto	Exhibit 10.5 to Form 8-K filed on September 24, 2024

10.5(f)	Form of pre-funded warrant issuable upon conversion of 12.0% senior convertible notes issued under the note purchase agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the purchaser parties thereto	Exhibit 10.3 to Form 8-K filed on October 29, 2024

10.5(g)	Form of support agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the stockholder parties thereto	Exhibit 10.7 to Form 8-K filed on September 24, 2024

10.5(h)	Form of lock-up agreement, dated as of September 24, 2024, between Eterna Therapeutics Inc. and the stockholder parties thereto	Exhibit 10.8 to Form 8-K filed on September 24, 2024

10.5(i)	Registration Rights Agreement, dated October 29, 2024, between Eterna Therapeutics Inc. and the purchaser parties thereto	Exhibit 10.1 to Form 8-K filed on November 25, 2022

10.6	Exclusive License and Collaboration Agreement, effective as of September 9, 2024, with Factor Bioscience Limited	Exhibit 10.10 to Form 10-Q filed on November 12, 2024

10.7(a)	Sublease Agreement, dated October 18, 2022, by and between E.R. Squibb & Sons, LLC and Eterna Therapeutics Inc.	Exhibit 10.16 to Form 10-K filed on March 20, 2023

10.7(b)	Sublease Termination Agreement, dated August 9, 2024, between Eterna Therapeutics Inc. and E.R. Squibb & Sons, L.L.C.	Exhibit 10.11 to Form 10-Q filed on November 12, 2024

10.8*	Employment Agreement, dated as of December 19, 2023, by and among Eterna Therapeutics Inc. and Sanjeev Luther.	Exhibit 10.3 to Form 8-K filed on December 20, 2023

10.9(a)*	Eterna Therapeutics Inc. 2021 Inducement Stock Incentive Plan (the “2021 Inducement Plan”)	Exhibit 10.3 to Form 8-K filed on May 26, 2021

10.9(b)*	Form of Stock Option Inducement Award for issuances under the 2021 Inducement Plan	Exhibit 10.13(b) to Form 10-K filed on March 14, 2024

10.9(c)*	Form of Restricted Stock Unit Inducement Award for issuances under the 2021 Inducement Plan	Exhibit 10.13(c) to Form 10-K filed on March 14, 2024

10.10(a)*	Eterna Therapeutics Inc. Restated 2020 Stock Incentive Plan (the “Restated 2020 Plan”)	Exhibit 99.1 to Form 8-K filed on September 13, 2021

10.10(b)*	Form of Stock Option Inducement Award for issuances under the Restated 2020 Plan	Exhibit 10.14(b) to Form 10-K filed on March 14, 2024

10.1011(c)*	Form of Restricted Stock Unit Inducement Award for issuances under the Restated 2020 Plan	Exhibit 10.14(c) to Form 10-K filed on March 14, 2024

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10.10(d)*	Form of Restricted Award Agreement for issuances under the Restated 2020 Plan	Exhibit 10.1 to Form 10-Q filed on August 13, 2024

10.11*	Inducement Stock Option Award Agreement entered into with Sanjeev Luther	Exhibit 99.1 to Form S-8 filed on January 16, 2024

10.12*	Employment Agreement, effective January 1, 2023, by and among Eterna Therapeutics Inc. and Dorothy Clarke.	Exhibit 10.16 to Form 10-K filed on March 14, 2024

10.13*	Employment Agreement, dated June 16, 2021, by and among Eterna Therapeutics Inc. and Sandra Gurrola.	Exhibit 10.1 to Form 8-K filed on June 21, 2021

10.14	Form of indemnification agreement for directors and officers	Exhibit 10.1 to Form 8-K filed on April 16, 2021

10.15	Promissory Note dated March 20, 2025	Exhibit 10.1 to Form 8-K filed on March 24, 2025

10.16	Securities Purchase Agreement	Exhibit 10.1 to Form 8-K filed on April 3, 2025

10.17	Registration Rights Agreement	Exhibit 10.2 to Form 8-K filed on April 3, 2025

10.18	Form of Pre-Funded Warrant	Exhibit 10.3 to Form 8-K filed on April 3, 2025

10.19++	Form of Securities Purchase Agreement

10.20++	Form of Pre-Funded Warrant

16.1	Grant Thornton, LLP letter.	Exhibit 16.1 to Form 8-K filed on June 7, 2025

23.1++	Consent of the Independent Registered Public Accounting Firm, Grant Thornton LLP

23.2++	Consent of Lucosky Brookman LLP (Included in Exhibit 5.1)

24.1+	Power of Attorney (reference is made to the signature page)

107++	Filing Fee Table

+	Filed herewith.

++	To be filed by amendment.

*	Indicates management contract or compensatory plan.

**	Pursuant to Item 601(a)(5) of Regulation S-K, schedules and similar attachments to this exhibit have been omitted because they do not contain information material to an investment or voting decision and such information is not otherwise disclosed in such exhibit. The Company will supplementally provide a copy of any omitted schedule or similar attachment to the U.S. Securities and Exchange Commission or its staff upon request.

#	Pursuant to Regulation S-K Item 601(b)(2), certain exhibits and schedules to this exhibit have been omitted. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

^	Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because such information is both not material and is the type that the Company treats as private or confidential.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized, on this [*]th day of [*], 2025.

Ernexa Therapeutics Inc.

By:
Name:	Sanjeev Luther
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Sanjeev Luther and Sandra Gurrola, or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) and Rule 462(e) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, with full power to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director	[*], 2025
Sanjeev Luther	(Principal Executive Officer)

	Senior Vice President of Finance	[*], 2025
Sandra Gurrola	(Principal Financial Officer and Principal Accounting Officer)

	Director	[*], 2025
James Bristol

	Director	[*], 2025
Peter Cicala

	Director	[*], 2025
Dr. Elena Ratner

	Director	[*], 2025
William Wexler

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